Prospectus Supplement filed pursuant to Rule 424(b)(3)

in connection with Registration Statement No. 333-184637

Cempra, Inc.

Prospectus Supplement No. 4 dated February 28, 2013

(to Prospectus dated November 20, 2012,

Prospectus Supplement No. 1 dated December 14, 2012,

Prospectus Supplement No. 2 dated December 19, 2012,

and Prospectus Supplement No. 3 dated February 7, 2013)

3,864,461 shares of common stock

This prospectus supplement supplements information contained in that certain prospectus, dated November 20, 2012, that certain Prospectus Supplement No. 1, dated December 14, 2012, that certain Prospectus Supplement No. 2, dated December 19, 2012, and that certain Prospectus Supplement No. 3, dated February 7, 2013, relating to the offer and sale by the selling stockholders listed in the prospectus of up to 3,864,461 shares of common stock of Cempra, Inc. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original prospectus. We will not receive any proceeds from the sale of the shares of common stock by selling stockholders.

Material Information Reported in Current Report on Form 8-K

On February 28, 2013, we filed our Current Report on Form 8-K to announce our operating results for the fourth quarter and year ended December 31, 2012.

From press release filed with Form 8-K regarding the announcement of our operating results for the fourth quarter and year ended December 31, 2012.

Financial Results

Quarter ended December 31, 2012 compared to quarter ended December 31, 2011

For the quarter ended December 31, 2012, Cempra reported a net loss of $6.6 million, or $0.26 per share, compared to a net loss of $3.8 million, or $7.13 per share, for the same period in 2011.

Research and development expense in the quarter ended December 31, 2012, was $4.4 million, a 203% increase compared to the fourth quarter of 2011. The increased R&D expense was primarily due to increases in clinical activity in the Phase 3 oral, Phase 2 urethritis and Phase 1 intravenous clinical programs for solithromycin. General and administrative expense was $1.8 million, a 73% increase compared to the quarter ended December 31, 2011, driven primarily by increased employee and legal expenses.

Year ended December 31, 2012 compared to the year ended December 31, 2011

For the year ended December 31, 2012, Cempra reported a net loss of $24.5 million, or $1.23 per share, compared to a net loss of $25.0 million, or $47.53 per share, for the year ended 2011.

Research and development expense was $16.9 million, consistent with the $16.9 million of R&D spend for 2011. General and administrative expense was $6.1 million, a 64% increase over the $3.7 million for the year ended 2011.

At December 31, 2012, Cempra had cash and equivalents of $70.1 million. The increase compared to December 31, 2011 was due to proceeds obtained from the IPO in February 2012 and from the private placement in October 2012 less operational expenses that were incurred during 2012.

Financial Guidance

Cempra expects its research and development expense to increase due to the initiation of the solithromycin Phase 3 and the TAKSTA Phase 2 clinical trials during the fourth quarter of 2012. The company’s cash and equivalents are expected to be sufficient to fund current operations into 2015. This projection does not include initiation of the planned IV-to-oral solithromycin Phase 3 trial.

####

CEMPRA, INC.

SELECTED FINANCIAL INFORMATION

Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	December 31,
	2012	2011
ASSETS
Current assets
Cash and equivalents	$70,109	$15,602
Prepaid expenses	265	284
Deferred offering expenses	—	881

Total current assets	70,374	16,767

Furniture, fixtures and equipment, net	43	82
Deposits	321	10

Total assets	$70,738	$16,859

LIABILITIES
Current liabilities
Accounts payable	$2,172	$2,981
Accrued expenses	342	545
Accrued payroll and benefits	604	421
Warrant liability	—	1,121
Current portion of long-term debt	2,227	—

Total current liabilities	5,345	5,068

Convertible notes payable	—	4,458
Long-term debt	7,623	9,504

Total liabilities	$12,968	$19,030

Commitments and Contingencies

Redeemable Convertible Preferred Shares	—	94,514

Shareholders’ Equity (Deficit)
Common shares; 100,000,000 shares authorized, no par value;
533,839 shares issued and outstanding at December 31, 2011 and none issued and outstanding at December 31, 2012	—	—
Common stock; $.001 par value; none issued and outstanding at
December 31, 2011 and 80,000,000 shares authorized; 24,903,774 shares issued and outstanding at December 31, 2012	25	—
Additional paid-in capital	178,971	—
Deficit accumulated during the development stage	(121,226)	(96,685)

Total shareholders’ equity (deficit)	57,770	(96,685)

Total liabilities, redeemable convertible preferred shares and shareholders’ equity (deficit)	$70,738	$16,859

Condensed Consolidated Statements of Operations

(unaudited; in thousands, except loss per share data)

	Three Months Ended December 31,
	2012	2011
Revenues	$—	$—

Operating expenses
Research and development	4,413	1,458
General and administrative	1,825	1,057

Total costs and expenses	6,238	2,515

Loss from operations	(6,238)	(2,515)

Other income (expense), net	(330)	(352)

Net loss and comprehensive loss	(6,568)	(2,867)

Accretion of redeemable convertible preferred shares	—	941

Net loss attributable to common shareholders	$(6,568)	$(3,808)

Basic and diluted loss per share	$(0.26)	$(7.13)

Basic and diluted weighted average shares outstanding	24,904	534

	Full Year Ended December 31,
	2012	2011
Revenues	$—	$—

Operating expenses
Research and development	16,869	16,872
General and administrative	6,068	3,708

Total costs and expenses	22,937	20,580

Loss from operations	(22,937)	(20,580)

Other income (expense), net	(1,289)	(641)

Net loss and comprehensive loss	(24,226)	(21,221)

Accretion of redeemable convertible preferred shares	(314)	(3,763)

Net loss attributable to common shareholders	$(24,540)	$(24,984)

Basic and diluted loss per share	$(1.23)	$(47.53)

Basic and diluted weighted average shares outstanding	19,883	525.7

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 7 of the original prospectus.

Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

The date of this Prospectus Supplement No. 4 is February 28, 2013.